Exhibit 99.1

Part C:

Condensed Consolidated Interim Financial Statements

June 30, 2017 (Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Contents		Page

Review Report		2

Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)
Condensed Consolidated Interim Statements of Financial Position		4
Condensed Consolidated Interim Statements of Income		6
Condensed Consolidated Interim Statements of Comprehensive Income		6
Condensed Consolidated Interim Statements of Changes in Equity		7
Condensed Consolidated Interim Statements of Cash Flows		9
Notes to the Condensed Consolidated Interim Financial Statements
1	General	11
2	Basis of Preparation	11
3	Reporting Principles and Accounting Policy	11
4	Group Entities	14
5	Income Tax	15
6	Fixed Assets	15
7	Analysis of impairment of the multi-channel television sector	15
8	Debentures, Loans and Borrowings	15
9	Contingent Liabilities	16
10	Equity	18
11	Revenues	18
12	General and Operating Expenses	19
13	Financial Instruments	19
14	Segment Reporting	20
15	Condensed Financial Statements of Pelephone, Bezeq International, and DBS Satellite Services (1998) Ltd.	26

Somekh Chaikin

KPMG Millennium Tower

17 Ha-Arbaa Street, PO Box 609

Tel Aviv 6100601, Israel

800068403

Review Report to the Shareholders of

“Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of June 30, 2017 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six and three-month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of a certain consolidated subsidiary whose assets constitute 1% of the total consolidated assets as of June 30 2017, and whose revenues constitute 1% of the total consolidated revenues for the six and three month periods then ended. The condensed interim financial information of that company was reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

2

Somekh Chaikin

KPMG Millennium Tower

17 Ha-Arbaa Street, PO Box 609

Tel Aviv 6100601, Israel

800068403

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our abovementioned conclusion, we draw attention to Note 1.2 regarding an ongoing investigation being conducted by the Israel Securities Authority over suspicions that the Company’s controlling shareholder committed violations of the securities law and the penal law. As stated in the above note, at this stage the Company is unable to assess the results of the investigation or its effect on the Group, if any at all.

In addition, without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Group, which cannot yet be assessed, or the exposure in respect thereof cannot yet be estimated, as set forth in Note 9.

Somekh Chaikin

Certified Public Accountants (Isr.)

August 23, 2017

3

Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

		June 30, 2017*		June 30, 2016	December 31, 2016
		(Unaudited)		(Unaudited)	(Audited)
Assets		NIS million		NIS million	NIS million

Cash and cash equivalents		1,854		1,338	648
Investments		19		912	586
Trade receivables		1,991		2,029	2,000
Other receivables		347		205	219
Eurocom DBS Ltd., related party	4.2.1	56		29	-
Inventory		105		109	106
Total current assets		4,372		4,622	3,559

Trade and other receivables		507		647	644
Broadcasting rights, net of rights exercised		456		455	432
Fixed assets		6,868		6,872	6,876
Intangible assets		2,943		3,195	3,047
Deferred tax assets		1,015		1,099	1,007
Deferred expenses and non-current investments		457	*	397	382
Total non-current assets		12,246		12,665	12,388

Total assets		16,618		17,287	15,947

4

Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Contd.)

	June 30, 2017*	June 30, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
Liabilities and equity	NIS million	NIS million	NIS million
Debentures, loans and borrowings	958	1,958	1,825
Trade and other payables	1,608	1,576	1,610
Current tax liabilities	112	628	104
Liability to Eurocom DBS Ltd, related party	-	208	32
Employee benefits	318	370	315
Provisions	79	90	80
Total current liabilities	3,075	4,830	3,966

Loans and debentures	10,561	9,546	9,128
Employee benefits	259	239	258
Derivatives and other liabilities	251	252	244
Deferred tax liabilities	99	75	101
Provisions	48	46	47
Total non-current liabilities	11,218	10,158	9,778

Total liabilities	14,293	14,988	13,744

Total equity	2,325	2,299	2,203

Total liabilities and equity	16,618	17,287	15,947

David Granot	Stella Handler	Danny Oz
Interim Acting Chairman of the Board of Directors	CEO	Controller and Deputy CFO

Date of approval of the financial statements: August 23, 2017

* See Note 3.2 for information about early adoption of IFRS 15, Revenue from Contracts with Customers.

The attached notes are an integral part of these condensed consolidated interim financial statements.

5

Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)

Condensed Consolidated Interim Statements of Income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2017*	2016	2017*	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 11)	4,916	5,070	2,463	2,511	10,084
Costs of activity
General and operating expenses (Note 12)	1,932	1,990	973	972	4,012
Salaries	998	1,008	494	495	2,012
Depreciation and amortization	852	889	424	440	1,739
Other operating income, net	(5)	(7)	(1)	(12)	-
	3,777	3,880	1,890	1,895	7,763

Operating income	1,139	1,190	573	616	2,321
Financing expenses (income)
Financing expenses	246	241	120	123	508
Financing income	(43)	(34)	(18)	(18)	(61)
Financing expenses, net	203	207	102	105	447

Profit after financing expenses, net	936	983	471	511	1,874
Share in losses of equity-accounted investees	(4)	(2)	(2)	(1)	(5)
Profit before income tax	932	981	469	510	1,869
Income tax	224	316	111	133	625
Profit for the period	708	665	358	377	1,244
Earnings per share (NIS)
Basic and diluted earnings per share	0.26	0.24	0.13	0.14	0.45

Condensed Consolidated Interim Statements of Comprehensive Income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2017*	2016	2017*	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit for the period	708	665	358	377	1,244
Items of other comprehensive income (loss) (net of tax)	(8)	(5)	(14)	5	(15)
Total comprehensive income for the period	700	660	344	382	1,229

* See Note 3.2 for information about early adoption of IFRS 15, Revenue from Contracts with Customers.

The attached notes are an integral part of these condensed consolidated interim financial statements.

6

Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Six months ended June 30, 2017 (Unaudited)*
Balance as at January 1, 2017	3,878	384	-	390	(88)	(2,361)	2,203
Profit for the period	-	-	-	-	-	708	708
Other comprehensive loss for the period, net of tax	-	-	-	-	(8)	-	(8)
Total comprehensive income for the period	-	-	-	-	(8)	708	700
Transactions with shareholders recognized directly in equity
Dividends to Company shareholders (see Note 10)	-	-	-	-	-	(578)	(578)
Balance as at June 30, 2017	3,878	384	-	390	(96)	(2,231)	2,325

Six months ended June 30, 2016 (Unaudited)
Balance as at January 1, 2016	3,874	368	16	390	(98)	(2,139)	2,411
Profit for the period	-	-	-	-	-	665	665
Other comprehensive loss for the period, net of tax	-	-	-	-	(5)	-	(5)
Total comprehensive income for the period	-	-	-	-	(5)	665	660
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(776)	(776)
Exercise of options for shares	4	16	(16)	-	-	-	4
Balance as at June 30, 2016	3,878	384	-	390	(103)	(2,250)	2,299

The attached notes are an integral part of these condensed consolidated interim financial statements.

7

Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Three months ended June 30, 2017 (Unaudited)*
Balance as at April 1, 2017	3,878	384	-	390	(82)	(2,011)	2,559
Profit for the period	-	-	-	-	-	358	358
Other comprehensive loss for the period, net of tax	-	-	-	-	(14)	-	(14)
Total comprehensive income for the period	-	-	-	-	(14)	358	344
Transactions with shareholders recognized directly in equity
Dividends to Company shareholders (see Note10)	-	-	-	-	-	(578)	(578)
Balance as at June 30, 2017	3,878	384	-	390	(96)	(2,231)	2,325

Three months ended June 30, 2016 (Unaudited)
Balance as at April 1, 2016	3,878	384	-	390	(108)	(1,851)	2,693
Profit for the period	-	-	-	-	-	377	377
Other comprehensive income for the period, net of tax	-	-	-	-	5	-	5
Total comprehensive income for the period	-	-	-	-	5	377	382
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(776)	(776)
Balance as at June 30, 2016	3,878	384	-	390	(103)	(2,250)	2,299

Year ended December 31, 2016 (Audited)
Balance as at January 1, 2016	3,874	368	16	390	(98)	(2,139)	2,411

Income in 2016	-	-	-	-	-	1,244	1,244
Other comprehensive income (loss) for the year, net of tax	-	-	-	-	10	(25)	(15)
Total comprehensive income for 2016	-	-	-	-	10	1,219	1,229
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(1,441)	(1,441)
Exercise of options for shares	4	16	(16)	-	-	-	4
Balance as at December 31, 2016	3,878	384	-	390	(88)	(2,361)	2,203

* See Note 3.2 for information about early adoption of IFRS 15, Revenue from Contracts with Customers.

The attached notes are an integral part of these condensed consolidated interim financial statements.

8

Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2017*	2016	2017*	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	708	665	358	377	1,244
Adjustments:
Depreciation and amortization	852	889	424	440	1,739
Share in losses of equity-accounted investees	4	2	2	1	5
Financing expenses, net	227	220	117	107	474
Capital gain, net	(19)	(40)	(13)	(29)	(107)
Income tax expenses	224	316	111	133	625

Change in trade and other receivables	16	63	23	75	106
Change in inventory	(12)	5	8	14	(20)
Change in trade and other payables	(39)	(98)	(15)	(137)	(24)
Change in provisions	(1)	(9)	(2)	3	(19)
Change in employee benefits	3	(8)	9	(9)	(65)
Change in other liabilities	(34)	(8)	(25)	(5)	23
Net income tax paid	(228)	(205)	(122)	(100)	(455)
Net cash from operating activities	1,701	1,792	875	870	3,526
Cash flow used for investing activities
Purchase of fixed assets	(580)	(611)	(303)	(317)	(1,193)
Investment in intangible assets and deferred expenses	(206)	(121)	(103)	(70)	(223)
Acquisition of financial assets held for trading and others	-	(867)	-	(867)	(917)
Proceeds from the sale of financial assets held for trading and others	558	711	554	515	1,088
Proceeds from the sale of fixed assets	28	98	18	56	138
Tax payment for shareholder’s loans	-	-	-	-	(461)
Miscellaneous	1	(1)	8	15	1
Net cash from (used in) investing activities	(199)	(791)	174	(668)	(1,567)

9

Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2017*	2016	2017*	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows used in financing activities
Issue of debentures and receipt of loans (Note 8)	1,418	1,661	1,418	1,661	2,161
Repayment of debentures and loans	(869)	(806)	(645)	(756)	(1,841)
Dividend paid (Note 10)	(578)	(776)	(578)	(776)	(1,441)
Interest paid	(199)	(224)	(177)	(192)	(458)
Payment to Eurocom DBS for acquisition of DBS loans and shares (Note 4.2.1)	(61)	(58)	-	-	(256)
Miscellaneous	(7)	(15)	(5)	(22)	(31)
Net cash from (used for) financing activities	(296)	(218)	13	(85)	(1,866)
Increase in cash and cash equivalents, net	1,206	783	1,062	117	93
Cash and cash equivalents at beginning of period	648	555	792	1,221	555
Cash and cash equivalents at end of period	1,854	1,338	1,854	1,338	648

* See Note 3.2 for information about early adoption of IFRS 15, Revenue from Contracts with Customers.

The attached notes are an integral part of these condensed consolidated interim financial statements.

10

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)

1.	General

1.1	Reporting Entity

Bezeq – The Israel Telecommunication Corporation Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Company include those of the Company and its subsidiaries (together referred to as “the Group”). The Group is a principal provider of communication services in Israel (see also Note 14 – Segment Reporting).

1.2	Investigation of the Israel Securities Authority

On June 20, 2017, the Israel Securities Authority began an open investigation (“the Investigation”), which included searches at the offices of the Company and of DBS and seizure of documents. The Israel Securities Authority informed the Company that the Investigation involves suspicions of offenses under the Israel Securities Law and the Penal Law connected to transactions related to the controlling shareholder. To the best of the Company’s knowledge, the Investigation refers to the Company’s acquisition of DBS shares from Eurocom DBS Ltd., a company controlled by the Company’s controlling shareholder. The Investigation was later expanded to transactions for satellite communications services between DBS and Space Communications Ltd., a company owned by the Company’s controlling shareholder, as well as the conduct of the Ministry of Communications with the Company.

At this stage, the Company is unable to assess the results of the Investigation by the ISA, if any.

2.	Basis of Preparation

2.1	The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2	The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as at December 31, 2016 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on August 23, 2017.

2.4	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The judgments made by management when applying the Group’s accounting policy and the principal assumptions underlying assessments that involve uncertainty, are consistent with those used in the Annual Financial Statements, other than as set out in Note 3 regarding early application of IFRS 15.

3.	Reporting Principles and Accounting Policy

3.1	The Group’s accounting policy applied in these condensed consolidated interim financial statements is consistent with the policy applied in the Annual Financial Statements, except as described in section 3.2 below.

11

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)

3.2	Initial application of new standards

3.2.1	As from January 1, 2017, the Group has early adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), which sets out guidelines for recognition of revenue.

IFRS 15 replaces IAS 18, Revenue and presents a new model for recognition of revenue from contracts with customers. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount:

A.     Identifying the contract with the customer.

B.     Identifying separate performance obligations in the contract.

C.     Determining the transaction price.

D.     Allocating the transaction price to separate performance obligations.

E.     Recognizing revenue when the performance obligations are satisfied.

In accordance with the model, the Group recognizes revenue when the customer gains control over the goods or services. Revenue is based on the consideration that the Group expects to receive for the transfer of the goods or services promised to the customer. Revenue is recognized when it is expected that the economic benefits will flow to the Group and if the revenues and costs can be measured reliably.

Application of the model did not have a material effect on the measurement of the Group’s revenue in the reporting period, compared to the provisions of the previous standard.

The main effect of the Group’s application of IFRS 15 is the accounting treatment for the incremental costs of obtaining a contract with a customer (“Subscriber Acquisition”), which, in accordance with IFRS 15, are recognized as an asset when the costs are attributed directly to a contract that the Group can specifically identify, they produce or improve the Group’s resources that will be used for its future performance obligation and it is probable that the Group will recover these costs, and not only where there is an obligation of the customer to acquire services from the Company for a defined period.

Accordingly, direct commissions paid to agents and sales employees of the Group for sales and upgrades under agreements that do not include an obligation period for the customer, are recognized as an asset for obtaining a contract instead of an expense in the statement of income, since the Group expects to recover these costs under the contracts.

An asset for obtaining a contract is amortized in accordance with the expected average churn rate of subscribers based on the type of subscriber and the service received (mainly over 3-4 years).

Contract acquisition costs that would arise regardless of whether the contract was obtained are recognized as an expense when incurred.

3.2.2	The Group applied IFRS 15 using the cumulative effect approach without a restatement of comparative figures.

As part of initial implementation of IFRS 15, the Group has chosen to apply the expedients in the transitional provisions, according to which the cumulative effect approach is applied only for contracts not yet complete at the transition date and the accounting treatment for the contracts completed at the transition date will not be amended.

The contracts that are renewed every month and that may be cancelled by the customer at any time, without any penalty, are contracts that ended at the date of initial application of IFRS 15. Therefore, Subscriber Acquisition costs incurred prior to January 1, 2017 and recognized in the statement of income as an expense were not accounted for retroactively.

12

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)

3.2.3	Implementation of the accounting policy described above requires the Group companies to exercise their discretion to estimate the expected service period and the anticipated subscriber churn rate. Changes in such estimates may result in a change in depreciation and amortization expenses and changes in the Subscriber Acquisition asset.

3.2.4	Other than the accounting treatment of Subscriber Acquisition costs, implementation of IFRS 15 had no other material effects on the financial statements. In addition, implementation of IFRS 15 had no effect on retained earnings as at the transition date.

3.2.5	The tables below summarize the effects on the condensed consolidated interim statement of financial position as at June 30, 2017 and on the condensed consolidated interim statements of income and cash flows for the six and three months then ended, assuming that the Group’s previous policy regarding Subscriber Acquisition costs continued during that period.

Effect on the condensed consolidated interim statement of financial position as at June 30, 2017

	In accordance with the previous policy	Change	In accordance with IFRS 15
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million
Net subscriber acquisition asset (stated as deferred expenses and non-current investments)	7	64	71
Capital	2,276	49	2,325

Effect on the consolidated interim statement of income for the six and three months ended June 30, 2017:

	Six months ended June 30, 2017			Three months ended June 30, 2017
	In accordance with the previous policy	Change	In accordance with IFRS 15	In accordance with the previous policy	Change	In accordance with IFRS 15
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
General and operating expenses	1,996	(64)	1,932	1,004	(31)	973
Salaries	1,014	(16)	998	502	(8)	494
Depreciation and amortization expenses	836	16	852	413	11	424
Operating income	1,075	64	1,139	545	28	573
Profit after financing expenses	872	64	936	443	28	471
Profit before income tax	868	64	932	441	28	469
Income tax	209	15	224	105	6	111
Profit for the period	659	49	708	336	22	358

Effect on the consolidated interim statement of cash flow for the six and three months ended June 30, 2017:

	Six months ended June 30, 2017			Three months ended June 30, 2017
	In accordance with the previous policy	Change	In accordance with IFRS 15	In accordance with the previous policy	Change	In accordance with IFRS 15
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Net cash from operating activities	1,621	80	1,701	836	39	875
Net cash from (used in) investing activities	(119)	(80)	(199)	213	(39)	174

13

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)

3.2	New standards and interpretations not yet adopted

A detailed description of the standards not yet adopted appears in Note 2.17 to the Annual Financial Statements. Following are details about the interpretations published since the publication of the Annual Financial Statements:

In June 2017, the IFRS Interpretations Committee issued IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”). IFRIC 23 clarifies application of recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments.

IFRIC 23 will be effective for annual periods beginning on January 1, 2019, with early application being permitted. The Group believes that application of IFRIC 23 will not have a material effect on the financial statements.

4.	Group entities

4.1	A detailed description of the Group entities appears in Note 11 to the Annual Financial Statements. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

4.2	DBS Satellite Services (1998) Ltd. (“DBS”)

4.2.1	Further to Note 11.2.1 to the Annual Financial Statements regarding the additional consideration to be paid to Eurocom DBS based on the operating results of DBS in the three years as from the acquisition transaction, in March 2017 the Company paid the second advance payment of NIS 57 million (plus linkage differences) for the operating results of DBS in 2016. As of June 30, 2017, the cumulative advances paid to Eurocom DBS amounted to NIS 119 million (including interest).

As of June 30, 2017, the Company updated the estimated second contingent consideration in view of its assessment that it is highly unlikely that there will be a merger with DBS in 2017. Taking into consideration the revised free cash flow forecast of DBS for 2017, the Company eliminated the liability of NIS 84 million to DBS in its financial statements. Elimination of the liability is recognized in the statement of income under financing income/expenses.

As a result of the aforesaid, the advance payments received by Eurocom DBS from the Company as of June 30, 2017 amounts to NIS 113 million (after offsetting a liability of NIS 6 million for the first contingent consideration). In accordance with the agreement between the parties, if the final amount is less than the amount of advance payments, Eurocom DBS will return the difference to the Company immediately after the final settlement, which is expected to be shortly after the signing of the Company’s financial statements for 2017 (or on the merger date, whichever is earlier). The repayment bears annual interest at a rate of 4%.

The Company estimated the fair value of the amount expected to be recovered from the excess of the advance payments, and taking into consideration the solvency of Eurocom DBS, the value of the debt was estimated at NIS 56 million (representing 50% of the balance). The revised value of NIS 57 million was included under financing expenses in the statement of income. Accordingly, a total of NIS 27 million was recognized as income under financing income/expenses in the statement of income for the total revised value of the second contingent consideration.

4.2.2	Further to Note 17.2 to the Annual Financial Statements regarding the agreement of DBS for space segment capacity, Space Communications Ltd. (“Space”) notified DBS that the Amos 2 satellite had reached the end of its commercial life and is no longer fit to make television broadcasts for DBS. Accordingly, as from March 31, 2017, DBS no longer uses the Amos 2 satellite and is currently using the Amos 3 and Amos 7 satellites.

On April 3, 2017, the general meeting of the Company’s shareholders approved the Company’s vote at the general meeting of DBS in favor of the agreement between DBS and Space, with an amendment/addition to the existing agreement between the parties dated November 4, 2013 for the lease of satellite segments in space satellites, as described in Note 17.2 to the Annual Financial Statements, including implementation of the agreement.

14

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)

4.2.3	Following the conversion of the shareholders loans and the investment in the equity of DBS in 2016 by the Company, the equity of DBS as at June 30, 2017 and December 31, 2016 amounted to NIS 460 million and NIS 592 million, respectively. Notwithstanding the improved financial position of DBS, as at June 30, 2017, its working capital deficit amounts to NIS 474 million.

The management of DBS believes that the financial resources at its disposal, which include the deficit in working capital and receipt of loans from the Company, will be sufficient for the operations of DBS for the coming year.

4.2.4	See Note 8 below regarding the exchange of Debentures (Series B) of DBS with Debentures (Series 6 and 10) issued by the Company.

4.2.5	Further to Note 12.4 to the Annual Financial Statements, in July 2017, DBS repaid the balance of Debentures (Series A), and as a result, the liens registered in favor of Trustee A of the debentures were lifted.

4.2.6	For information about the investigation by the Israel Securities Authority that began on June 20, 2017, which involves suspicions of offenses under the Israel Securities Law and the Penal Law, see Note 1.2 above.

5.	Income tax

Further to Note 6.6.3 to the Annual Financial Statements, regarding the best-judgment assessment for 2011 received by the Company, the Company filed its objection against the position of the Tax Authority.

The Company is discussing assessments with the Tax Authority for 2012-2014, including discussions of the issues included in the 2011 assessment.

6.	Fixed assets

Further to Note 8.5 to the Annual Financial Statements regarding the installation of a fiber optic network that will reach the customer’s home, in the reporting period, the fiber deployment reached the state required for their operation when it is decided which technology will be used, and the Company began to amortize the network over 25 years.

7.	Review of impairment in the multi-channel television sector

In view of the changes in the competition in the multi-channel television sector, the Company estimated the recoverable amount of the multi-channel television cash-generating unit as of June 30, 2017.

The value in use of a multi-channel television cash-generating unit for Bezeq Group was calculated by discounting future cash flows (DCF) based on a five year cash flow forecast as of the end of the current period with the addition of the salvage value. The cash flow forecast is based on DBS’s results in recent years, so that the future growth and market share are affected by trends in the multi-channel television market, such as competition, regulation and entry of new players. The forecasted income is based on assumptions regarding the number of subscribers and the average revenue per subscriber. A key assumption of the forecast is that competition in the market will continue in the mid-term, affecting the Company’s operations by satellite TV subscriber churn and a decrease in the average per subscriber revenue. At the same time, the launch of Sting TV is expected to lead to an increase in the number of subscribers at a slightly higher rate than this satellite TV subscriber churn.

Operating, sales and marketing expenses, and the launching costs were adjusted to the volume of DBS operations. The nominal capital price taken into account was 8.5% (after tax). In addition, a permanent growth rate of 1% was assumed. The valuation was prepared by an external appraiser. Based on the foregoing valuation, the Group was not required to amortize the impairment of the multi-channel television cash-generating unit

8.	Debentures, loans and borrowings

8.1	Further to Note 12.6 to the Annual Financial Statements regarding the undertakings received from banks and institutions to provide credit for the Company for 2017, in June 2017, credit facilities amounting to NIS 900 million were made available for the Company, based on the undertakings by the banks and institutions. The credit terms are set out in Note 12.6 to the Annual Financial Statements.

15

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)

8.2	In May and June 2017, the Company completed offering of the Company’s debentures for a total par value of NIS 1.1 billion, as follows:

8.2.1	A public offering of NIS 384,467,000 par value Debentures (Series 9) by way of expansion of the series, under the Company’s shelf prospectus of May 2014, as amended for a typographical error in June 2014 (“the Shelf Prospectus”) and the shelf offering memorandum of May 25, 2017 (“the Shelf Offering Memorandum”). The total consideration (gross) that was received for this offering amounted to NIS 408 million.

8.2.2	An offering of Debentures (Series 6 and 10) that are traded by the Company, to the holders of Debentures (Series B) of DBS, which are listed on the TACT-Institutional system of the TASE (“the DBS Debentures”) in return for the DBS Debentures that they hold. The offering was carried out in accordance with the Shelf Prospectus and the Shelf Offering Memorandum as follows: NIS 125,000,000 par value DBS Debentures were exchanged for NIS 125,750,000 par value Debentures (Series 6), and NIS 436,307,797 par value DBS Debentures were exchanged for NIS 481,683,808 par value Debentures (Series 10).

An exchange of debentures having substantially different terms was accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value. Accordingly, the Group recognized financing expenses of NIS 13 million, for the difference between the amortized cost of the DBS Debentures and the fair value of Debentures (Series 6 and 10) issued by the Company.

In addition, in June 2017, the Company acquired NIS 17,401,997 par value DBS Debentures for NIS 20 million.

8.2.3	Two private offerings of Debentures (Series 9) of the Company to classified investors totaling NIS 108,000,000 par value, which are subject to the resale restrictions set out in Section 15C of the Israel Securities Law and in accordance with the Israel Securities Regulations (Details in the Matter of Sections 15A to 15C of the Law), 2000.

The total consideration that was received for the private offerings amounted to NIS 114 million.

8.2.4	For information about the terms of the Debentures (Series 6, 9 and 10), see Note 12 to the Annual Financial Statements.

9.	Contingent liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims against the Group (in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, among other things, on legal opinions as to the likelihood of success of the Legal Claims, the financial statements include adequate provisions of NIS 73 million, where provisions are required to cover the exposure arising from such Legal Claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at June 30, 2017 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 6.1 billion. There is also additional exposure of NIS 3.4 billion for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section 9.3 below.

16

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)

9.1	Following is a detailed description of the Group’s contingent liabilities as at June 30, 2017, classified into groups with similar characteristics:

		Provision	Additional exposure		Exposure for claims that cannot yet be assessed
Claims group	Nature of the claims	NIS million
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	43	3,871		1,521	(1)
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	2,005	(2)	1,808 (3)
Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Group in respect of various payments and recognition of various salary components as components for calculation of payments to Group employees, some of which have wide ramifications.	7	94		2
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the Authorities (including property taxes).	5	32		-
Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	3	109		1
Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	4	21		2
Total legal claims against the Company and subsidiaries		73	6,132		3,334

(1)	The amount includes exposure in the amount of NIS 1.11 billion for a claim against the Company, as well as against the subsidiary Walla! Communications Ltd., Yad 2 and an advertising company owned by Walla, which addresses with the Company’s 144B service.

(2)	Total exposure of NIS 2 billion for a claim filed by a shareholder against the Company and officers in the Company, referring to alleged reporting omissions by the Company regarding the wholesale market and the reduction of interconnect fees, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (depending on the method used to calculate the damage).

(3)	Two motions for certification of a class action filed in June 2017 against the Company, officers in the Group and companies in the group of the Company’s controlling shareholders regarding the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd.

9.2	From June through August 2017 shareholders of the Company filed several motions for discovery of documents against the Company and DBS (excluding two motions filed against the Company only), prior to the filing of a motion for certification of a derivative action under section 198A of the Companies Law. These motions were filed due to the public investigation by the Securities Authority concerning the transaction for the Company’s acquisition of DBS shares from Eurocom DBS Ltd. and transactions for satellite communications services between DBS and Space Communications Ltd., as described in Note 1.2 above.

It should be noted that, in addition to these motions, there is a pending claim and motion for certification of the claim as a derivative action against the Company, its controlling shareholder and directors, with regard the transaction for the Company’s acquisition of Eurocom DBS’s entire holdings in DBS and shareholders’ loans.

17

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)

9.3	Subsequent to the date of the financial statements, a motion for certification of a class action totaling NIS 2 billion was filed against the Company and members of the Company’s Board of Directors, regarding the acquisition of DBS shares and the transaction to continue the agreement between DBS and Space Communications Ltd. In addition, claims were filed against Group companies totaling NIS 31 million. As at the approval date of the financial statements, the chances of the claims cannot yet be assessed. In addition, claims with exposure of NIS 14 million came to an end.

10.	Equity

10.1	On May 9, 2017, the general meeting of the Company’s shareholders approved the recommendation of the Company’s Board of Directors of March 29, 2017 to distribute a cash dividend of NIS 578 million (NIS 0.2090049 per share) to the Company’s shareholders. The dividend was paid on May 29, 2017.

10.2	On August 23, 2017, the Board of Directors of the Company resolved to recommend to the general meeting of the Company’s shareholders the distribution of a cash dividend to the shareholders in the amount of NIS 708 million. As at the approval date of the financial statements, the dividend has not yet been approved by the general meeting.

11.	Revenues

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Domestic fixed-line communication (Bezeq Fixed-Line)
Fixed-line telephony	688	737	338	363	1,450
Internet - infrastructure	790	775	394	389	1,558
Transmission and data communication	398	422	196	210	843
Other services	109	115	54	56	213
	1,985	2,049	982	1,018	4,064
Cellular telephony - Pelephone
Cellular services and terminal equipment	864	890	439	446	1,777
Sale of terminal equipment	372	418	181	202	811
	1,236	1,308	620	648	2,588

Multichannel television - DBS	840	873	416	434	1,745

International communications, ISP, and NEP services - Bezeq International	752	737	394	360	1,480

Other	103	103	51	51	207

	4,916	5,070	2,463	2,511	10,084

18

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)

12.	General and operating expenses

	Six months ended June 30			Three months ended June 30			Year ended December 31
	2017		2016	2017		2016	2016
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)	(Audited)
	NIS million		NIS million	NIS million		NIS million	NIS million
Terminal equipment and materials	432		417	230		201	831
Interconnectivity and payments to domestic and international operators	402		423	206		211	825
Maintenance of buildings and sites	285		299	138		145	605
Marketing and general	278	*	345	134	*	168	697
Content services	323		301	162		147	629
Services and maintenance by sub-contractors	131		124	64		61	261
Vehicle maintenance	81		81	39		39	164
	1,932		1,990	973		972	4,012

* See Note 3.2 for information about early implementation of IFRS 15, Revenue from Contracts with Customers.

13.	Financial instruments

13.1	Fair value

13.1.1	Financial instruments at fair value for disclosure purposes only

The table below shows the differences between the carrying amount and the fair value of financial liabilities. The methods used to estimate the fair values of financial instruments are described in Note 29.8 to the Annual Financial Statements.

	June 30, 2017		June 30, 2016		December 31, 2016
	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value
	(Unaudited)		(Unaudited)		(Audited)
	NIS million		NIS million		NIS million
Loans from banks and institutions (unlinked)	3,648	3,826	2,774	2,928	2,947	3,089
Debentures issued to the public (CPI-linked)	4,127	4,297	3,487	3,733	3,473	3,656
Debentures issued to the public (unlinked)	1,668	1,687	1,595	1,648	1,592	1,602
Debentures issued to financial institutions (CPI-linked)	212	214	1,286	1,293	830	879
Debentures issued to financial institutions (unlinked)	353	383	403	450	403	440
	10,008	10,407	9,545	10,052	9,245	9,666

13.1.2	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to estimate the fair value are described in Note 29.7 to the Annual Financial Statements.

	June 30, 2017	June 30, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Level 1: investment in exchange-traded funds and financial funds	19	48	31
Level 2: forward contracts	(185)	(182)	(170)
Level 3: contingent consideration for a business combination	-	(237)	(84)

19

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)

14.	Segment Reporting

14.1	Operating segments

	Six months ended June 30, 2017 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,986	1,236	752	840	102	-	4,916
Inter-segment revenues	150	24	39	-	9	(222)	-
Total revenues	2,136	1,260	791	840	111	(222)	4,916

Depreciation and amortization	357	193	66	141	10	85	852

Segment results – operating income (loss)	1,009	35	94	101	(14)	(86)	1,139
Financing expenses	186	-	4	72	1	(17)	246
Financing income	(12)	(28)	(1)	(13)	(6)	17	(43)
Total financing expenses (income), net	174	(28)	3	59	(5)	-	203

Segment profit (loss) after financing expenses, net	835	63	91	42	(9)	(86)	936
Share in losses of associates	-	-	-	-	(4)	-	(4)
Segment profit (loss) before income tax	835	63	91	42	(13)	(86)	932
Income tax	199	13	22	174	-	(184)	224
Segment results – net profit (loss)	636	50	69	(132)	(13)	98	708

20

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)

14.	Segment Reporting (contd.)

14.1	Operating segments (contd.)

	Six months ended June 30, 2016 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	2,050	1,307	737	872	101	-	5,067
Inter-segment revenues	162	22	35	1	7	(224)	3
Total revenues	2,212	1,329	772	873	108	(224)	5,070

Depreciation and amortization	368	199	68	150	8	96	889

Segment results – operating income (loss)	1,076	9	84	134	(17)	(96)	1,190
Financing expenses	224	2	8	330	1	(324)	241
Financing income	(18)	(25)	(3)	(12)	(5)	29	(34)
Total financing expenses (income), net	206	(23)	5	318	(4)	(295)	207

Segment profit (loss) after financing expenses, net	870	32	79	(184)	(13)	199	983
Share in losses of associates	-	-	-	-	(2)	-	(2)
Segment profit (loss) before income tax	870	32	79	(184)	(15)	199	981
Income tax	216	6	20	1	-	73	316
Segment results – net profit (loss)	654	26	59	(185)	(15)	126	665

21

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)

14.	Segment Reporting (Contd.)

14.1	Operating Segments (contd.)

	Three months ended June 30, 2017 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	983	620	394	416	50	-	2,463
Inter-segment revenues	75	12	13	-	5	(105)	-
Total revenues	1,058	632	407	416	55	(105)	2,463

Depreciation and amortization	177	99	33	71	6	38	424

Segment results – operating income (loss)	496	30	45	49	(8)	(39)	573
Financing expenses	89	-	1	36	1	(7)	120
Financing income	(7)	(14)	-	(4)	(6)	13	(18)
Total financing expenses (income), net	82	(14)	1	32	(5)	6	102

Segment profit (loss) after financing expenses, net	414	44	44	17	(3)	(45)	471
Share in losses of associates	-	-	-	-	(2)	-	(2)
Segment profit (loss) before income tax	414	44	44	17	(5)	(45)	469
Income tax	97	10	11	168	-	(175)	111
Segment results – net profit (loss)	317	34	33	(151)	(5)	130	358

22

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)

14.	Segment Reporting (Contd.)

14.1	Operating Segments (contd.)

	Three months ended June 30, 2016 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,018	647	360	434	52	-	2,511
Inter-segment revenues	82	11	17	-	2	(112)	-
Total revenues	1,100	658	377	434	54	(112)	2,511

Depreciation and amortization	185	95	35	74	3	48	440

Segment results – operating income (loss)	540	8	47	77	(8)	(48)	616
Financing expenses	115	2	4	206	-	(204)	123
Financing income	(10)	(13)	(1)	(15)	(1)	22	(18)
Total financing expenses (income), net	105	(11)	3	191	(1)	(182)	105

Segment profit (loss) after financing expenses, net	435	19	44	(114)	(7)	134	511
Share in losses of associates	-	-	-	-	(1)	-	(1)
Segment profit (loss) before income tax	435	19	44	(114)	(8)	134	510
Income tax	109	6	11	-	-	7	133
Segment results – net profit (loss)	326	13	33	(114)	(8)	127	377

23

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)

14.	Segment Reporting (Contd.)

14.1	Operating Segments (contd.)

	Year ended December 31, 2016 (Audited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,063	2,587	1,478	1,745	198	-	10,071
Inter-segment revenues	320	43	70	-	20	(440)	13
Total revenues	4,383	2,630	1,548	1,745	218	(440)	10,084

Depreciation and amortization	717	380	137	296	16	193	1,739

Segment results – operating income (loss)	2,076	32	176	264	(34)	(193)	2,321
Financing expenses	475	6	15	539	2	(529)	508
Financing income	(30)	(52)	(5)	(13)	(4)	43	(61)
Total financing expenses (income), net	445	(46)	10	526	(2)	(486)	447

Segment profit (loss) after financing expenses, net	1,631	78	166	(262)	(32)	293	1,874
Share in profits (losses) of associates	-	-	1	-	(5)	(1)	(5)
Segment profit (loss) before income tax	1,631	78	167	(262)	(37)	292	1,869
Income tax	399	17	42	(330)	-	497	625
Segment results – net profit (loss)	1,232	61	125	68	(37)	(205)	1,244

24

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)

14.2	Adjustment of profit or loss for reporting segments

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Operating income for reporting segments	1,239	1,303	620	672	2,548
Financing expenses, net	(203)	(207)	(102)	(105)	(447)
Amortization of surplus cost for intangible assets	(85)	(93)	(38)	(47)	(193)
Share in losses of associates	(4)	(2)	(2)	(1)	(5)
Loss for operations classified in other categories and other adjustments	(15)	(20)	(9)	(9)	(34)
Income before income tax	932	981	469	510	1,869

25

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)

15.	Condensed Financial Statements of Pelephone, Bezeq International, and DBS

15.1	Pelephone Communications Ltd.

Selected data from the statement of financial position

	June 30, 2017	June 30, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	1,225	1,224	1,275
Non-current assets	2,119	2,081	2,019
Total assets	3,344	3,305	3,294
Current liabilities	474	516	465
Long-term liabilities	95	73	104
Total liabilities	569	589	569
Capital	2,775	2,716	2,725
Total liabilities and equity	3,344	3,305	3,294

Selected data from the statement of income

					Year ended
	Six months ended June 30		Three months ended June 30		December 31,
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	884	911	449	456	1,818
Revenues from sales of terminal equipment	376	418	183	202	812
Total revenues from services and sales	1,260	1,329	632	658	2,630
Cost of services and sales	1,082	1,139	529	560	2,248
Gross profit	178	190	103	98	382
Selling and marketing expenses	100	134	51	68	260
General and administrative expenses	43	47	22	22	89
Other operating expenses	-	-	-	-	1
	143	181	73	90	350

Operating income	35	9	30	8	32
Financing expenses	-	2	-	2	6
Financing income	(28)	(25)	(14)	(13)	(52)
Financing income, net	(28)	(23)	(14)	(11)	(46)

Profit before income tax	63	32	44	19	78
Income tax	13	6	10	6	17
Profit for the period	50	26	34	13	61

26

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)

15.2	Bezeq International Ltd.

Selected data from the statement of financial position

	June 30, 2017	June 30, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	523	485	497
Non-current assets	711	719	691
Total assets	1,234	1,204	1,188
Current liabilities	310	296	280
Long-term liabilities	112	105	100
Total liabilities	422	401	380
Capital	812	803	808
Total liabilities and equity	1,234	1,204	1,188

Selected data from the statement of income

					Year ended
	Six months ended June 30		Three months ended June 30		December 31,
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	791	772	407	377	1,548
Operating expenses	546	504	288	246	1,015
Gross profit	245	268	119	131	533
Selling and marketing expenses	94	113	46	56	221
General and administrative expenses	56	57	27	28	118
Other expenses, net	1	14	1	-	18
	151	184	74	84	357

Operating income	94	84	45	47	176
Financing expenses	4	8	1	4	15
Financing income	(1)	(3)	-	(1)	(5)
Financing expenses, net	3	5	1	3	10
Share in the profits of equity-accounted investees	-	-	-	-	1
Profit before income tax	91	79	44	44	167
Income tax	22	20	11	11	42
Profit for the period	69	59	33	33	125

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Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2017 (Unaudited)

15.3	DBS Satellite Services (1998) Ltd.

Selected data from the statement of financial position

	June 30, 2017	June 30, 2016	December 31, 2016
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	502	403	440
Non-current assets	1,408	1,312	1,586
Total assets	1,910	1,715	2,026
Current liabilities	976	873	950
Long-term liabilities	474	873	484
Loans from shareholders	-	5,172	-
Total liabilities	1,450	6,918	1,434
Capital (capital deficit)	460	(5,203)	592
Total liabilities and capital deficit	1,910	1,715	2,026

Selected data from the statement of income

					Year ended
	Six months ended June 30		Three months ended June 30		December 31,
	2017	2016	2017	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	840	873	416	434	1,745
Operating expenses	628	633	313	312	1,261
Gross profit	212	240	103	122	484
Selling and marketing expenses	64	62	29	24	128
General and administrative expenses	47	44	25	21	92
	111	106	54	45	220

Operating income	101	134	49	77	264
Financing expenses	72	43	36	27	71
Financing expenses for shareholder loans, net	-	287	-	179	468
Financing income	(13)	(12)	(4)	(15)	(13)
Financing expenses, net	59	318	32	191	526

Profit (loss) before income tax	42	(184)	17	(114)	(262)
Income tax	174 *	1	168 *	-	(330)
Profit (loss) for the period	(132)	(185)	(151)	(114)	68

* As a result of the developments in the multi-channel television sector (see Note 7), DBS revised its projections and reduced the deferred taxes for cumulative losses

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